Wildcap Energy, Inc.
2961 West MacArthur Boulevard, Suite 214
Santa Ana, California
(949) 955-2721

VIA EDGAR

October 6, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Wildcap Energy, Inc.
Registration Statement on Form S-1
Filed August 31, 2010
File No. 333-169127

Dear Sir/Madame:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (“Securities Act”), Wildcap Energy, a Nevada corporation (“Company”), hereby requests that the Securities and Exchange Commission consent to the withdrawal of its registration statement on Form S-1, as amended (File No. 333-169127), together with all exhibits thereto, effective as of the date of filing of this application.

This request is being made because the Company has elected not to pursue the registration of the securities included in the registration statement at this time.  No securities were offered or sold pursuant to the registration statement.  The Company may undertake a subsequent private offering of securities in reliance on Rule 155(c) of the Securities Act.

Please contact the undersigned with any questions or comments regarding this request.

Sincerely,

/s/ Frederick T. Rogers
Frederick T. Rogers, Chief Operating Officer